Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of As Seen on TV. Inc. (the “Company”) on Form S-8 (No. 333-187739) of our report dated August 28, 2014, on our audit of the financial statements of Infusion Brands, Inc. (successor to As Seen on TV, Inc.), before the effects of the adjustments to retrospectively apply the reverse acquisition accounting and the addition of certain disclosures required by a registrant, as of December 31, 2013 and for the year then ended, which report is included in this Annual Report on Form 10-KT to be filed on or about September 1, 2016. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern.

/s/ EisnerAmper LLP

Iselin, NJ

September 1, 2016